SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            MGC COMMUNICATIONS, INC.
                                (Name of Issuer)

                          Common Stock $.001 par value
                         (Title of Class of Securities)

                                                     552763302
                                 (CUSIP Number)

                                  Paul J. Salem
                    c/o Providence Equity Partners III L.L.C.
                                901 Fleet Center
                                50 Kennedy Plaza
                         Providence, Rhode Island 02903
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 5, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Providence Equity Partners III L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)      [X]
                                                                   (b)      [ ]

3        SEC Use Only


4        Source of Funds (See Instructions)

         WC

5        Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                             [   ]

         Not applicable

6        Citizenship or Place of Organization

         Delaware

                      7      Sole Voting Power
     Number of

       Shares

    Beneficially      8      Shared Voting Power
                                  4,166,667
      Owned by

        Each
                      9      Sole Dispositive Power
     Reporting

       Person

        With          10     Shared Dispositive Power
                                 4,166,667


11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,166,667

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                              [   ]


13       Percent of Class Represented by Amount in Row (11)

         18.5%

14       Type of Reporting Person (See Instructions)
         PN

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Providence Equity Partners III L.L.C.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)      [X]
                                                                   (b)      [ ]

3        SEC Use Only


4        Source of Funds (See Instructions)

         WC

5        Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [  ]

         Not applicable

6        Citizenship or Place of Organization

         Delaware

                      7      Sole Voting Power
     Number of

       Shares

    Beneficially      8      Shared Voting Power
                                4,166,667
      Owned by

        Each
                      9      Sole Dispositive Power
     Reporting

       Person

        With          10     Shared Dispositive Power
                                4,166,667


11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,166,667

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               [   ]


13       Percent of Class Represented by Amount in Row (11)

         18.5%

14       Type of Reporting Person (See Instructions)

         OO

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Jonathan M. Nelson

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)      [X]
                                                                    (b)      [ ]

3        SEC Use Only


4        Source of Funds (See Instructions)

         PF

5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items
            2(d) or 2(e)        [   ]

         Not applicable

6        Citizenship or Place of Organization

         United States of America

                      7      Sole Voting Power
     Number of

       Shares

    Beneficially      8      Shared Voting Power
                                4,166,667
      Owned by

        Each
                      9      Sole Dispositive Power
     Reporting

       Person

        With          10     Shared Dispositive Power
                                4,166,667

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,166,667

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                [X]

13       Percent of Class Represented by Amount in Row (11)

         18.5%

14       Type of Reporting Person (See Instructions)

         IN

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Glenn M. Creamer

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)      [X]
                                                                   (b)      [ ]

3        SEC Use Only


4        Source of Funds (See Instructions)

         PF

5        Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)       [   ]

         Not applicable

6        Citizenship or Place of Organization

         United States of America

                      7      Sole Voting Power
     Number of

       Shares

    Beneficially      8      Shared Voting Power
                                4,166,667
      Owned by

        Each
                      9      Sole Dispositive Power
     Reporting

       Person

        With          10     Shared Dispositive Power
                                4,166,667

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,166,667

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                [X]


13       Percent of Class Represented by Amount in Row (11)

         18.5%

14       Type of Reporting Person (See Instructions)

         IN

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Paul J. Salem

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)      [X]
                                                                    (b)      [ ]

3        SEC Use Only



4        Source of Funds (See Instructions)

         PF

5        Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                               [  ]

         Not applicable

6        Citizenship or Place of Organization

         United States of America

                      7      Sole Voting Power
     Number of

       Shares

    Beneficially      8      Shared Voting Power
                               4,166,667
      Owned by

        Each
                      9      Sole Dispositive Power
     Reporting

       Person

        With          10     Shared Dispositive Power
                                4,166,667



11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,166,667

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                [X]


13       Percent of Class Represented by Amount in Row (11)

         18.5%


14       Type of Reporting Person (See Instructions)

         IN

Item 1.       Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"). The name of the issuer is MGC Communications, Inc. (the "Company"). The principal executive offices of the Issuer are located at 3301 North Buffalo Drive, Las Vegas, Nevada 89129.


Item 2.       Identity and Background.

     This Schedule 13D is filed on behalf of Providence Equity Partners III L.P., Providence Equity Partners III L.L.C., Jonathan M. Nelson, Glenn M. Creamer and Paul J. Salem (collectively, the "Reporting Persons"). Providence Equity Partners III L.P. is a limited partnership organized under the laws of the State of Delaware whose principal business is the operation of an investment fund. Providence Equity Partners III L.L.C. is a limited liability company organized under the laws of the State of Delaware whose principal business is to serve as the general partner of Providence Equity Partners III L.P. Jonathan M. Nelson ("Nelson"), Glenn M. Creamer ("Creamer") and Paul J. Salem ("Salem") are individuals whose principal business is to serve, jointly, as the managing members of Providence Equity Partners III L.L.C. Neither Nelson, Creamer nor Salem, individually, has sufficient voting or investment power to vote or direct the disposition by Providence Equity Partners III L.P. of the Company's Common Stock.1

     The business address of Providence Equity Partners III L.P. and Providence Equity Partners III L.L.C. is c/o Providence Equity Partners III L.L.C., 901 Fleet Center, 50 Kennedy Plaza, Providence, Rhode Island 02903. Neither Providence Equity Partners III L.P. nor Providence Equity Partners III L.L.C. has been a party to any civil or criminal proceeding required to be disclosed in response to this Item.

     The following information is provided for Jonathan M. Nelson:

     (a) Name: Jonathan M. Nelson

     (b) Address: c/o Providence Equity Partners III L.L.C., 901 Fleet Center, 50 Kennedy Plaza, Providence, RI 02903

     (c) Principal Occupation and Employment: Jonathan M. Nelson is a managing member of Providence Equity Partners III L.L.C.

     (d) Criminal Proceedings: None

     (e) Civil Proceedings: None

     (f) Citizenship: United States of America

         The following information is provided for Glenn M. Creamer:

     (a) Name: Glenn M. Creamer

     (b) Address: c/o Providence Equity Partners III L.L.C., 901 Fleet Center, 50 Kennedy Plaza, Providence, RI 02903

     (c) Principal Occupation and Employment: Glenn M. Creamer is a managing member of Providence Equity Partners III L.L.C.

     (d) Criminal Proceedings: None

     (e) Civil Proceedings: None

     (f) Citizenship: United States of America

         The following information is provided for Paul J. Salem:

     (a) Name: Paul J. Salem

     (b) Address: c/o Providence Equity Partners III L.L.C., 901 Fleet Center, 50 Kennedy Plaza, Providence, RI 02903

     (c) Principal Occupation and Employment: Paul J. Salem is a managing member of Providence Equity Partners III L.L.C.

     (d) Criminal Proceedings: None

     (e) Civil Proceedings: None

     (f) Citizenship: United States of America


Item 3.       Source and Amount of Funds or Other Consideration.

     The source of funds for the purchase of the Series B Convertible Preferred Stock by Providence Equity Partners III L.P. is the capital contributions of its partners.


Item 4.       Purpose of Transaction.

     Under the terms of a Securities Purchase Agreement dated April 5, 1999 by and between Providence Equity Partners III L.P., JK&B Capital III L.P. ("JK&B"), Wind Point Partners III L.P. ("Wind Point") and the Company (the "Purchase Agreement"), Providence Equity Partners III L.P. has agreed to purchase 4,166,667 shares of Series B Convertible Preferred Stock of the Company, which is convertible at the option of the holder into 4,166,667 shares of Common Stock. This transaction is expected to close in May 1999. The rights to acquire Common Stock upon conversion of the Series B Convertible Preferred Stock are included in the Reporting Persons' beneficial ownership reported hereby. All of the reported shares have been acquired for investment purposes. Neither JK&B nor Wind Point is affiliated with Providence Equity Partners III L.P.

     Except as otherwise indicated below, the Reporting Persons have no present plans or proposals (although they reserve the right to develop such plans or proposals in the future) which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Under the terms of Securityholders' Agreement dated April 5, 1999 by and among the Company, Providence Equity Partners III L.P., JK&B Capital III L.P., Wind Point Partners III, L.P. and certain stockholders of the Company (the "Securityholders' Agreement"), the holders of Series B Preferred Stock of the Company are entitled to certain rights with respect to the election of Directors. The holders of the Series B Convertible Preferred Stock have the right to select one Director to be added to the present Board of Directors, thereby increasing the size of the Board of Directors by one director, and to appoint additional Board of Director representatives if the size of the Board of Directors is otherwise increased (subject to a limitation based on the percentage ownership of the Company represented by the Series B Preferred Stock). Providence Equity Partners III L.P. will hold a majority of the Series B Preferred Stock for purposes of voting on the selection of the additional board member or members. Other than the selection of the one additional director, the Reporting Persons have no plans or proposals which relate to or would result in any change in the management of the Company or in the present Board of Directors of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter (other than the filing of a Certificate of Designation reflecting the rights and preferences of the Series B Convertible Preferred Stock), bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.       Interest in Securities of the Issuer.

     (a) Number of Shares/Percentage of Class Beneficially Owned.

     Under the terms of the Purchase Agreement, Providence Equity Partners III L.P. has agreed to purchase 4,166,667 shares of Series B Convertible
     Preferred Stock of the Company (convertible into Common Stock on a one-for-one basis), which Preferred Stock will be beneficially owned by Providence Equity Partners III L.P. Such 4,166,667 shares represent approximately 18.5% of the outstanding shares of Common Stock, based on 17,205,614 shares of Common Stock outstanding as of March 15, 1999 as indicated by the Company in its Annual Report on Form 10-K, the purchase by Providence Equity Partners III L.P., JK&B and Wind Point under the Purchase Agreement of 5,277,779 shares of Series B Preferred Stock and assuming the subsequent immediate conversion of such shares to Common Stock on a one-for-one basis.

     (b) Nature of Ownership.

     Providence Equity Partners III L.P. directly owns all of the 4,166,667 shares reported as beneficially owned by it. Providence Equity Partners III L.L.C. is the general partner of Providence Equity Partners III L.P. and thereby indirectly owns all of the 4,166,667 shares reported as beneficially owned by it. Nelson, Creamer and Salem are the three managing members of Providence Equity Partners III L.L.C. and thereby indirectly own all of the 4,166,667 shares reported as beneficially owned by them. However, no one of these three managing members has the authority by himself to affirmatively vote or direct the disposition of the shares reported as beneficially owned by him without the consent of at least one of the other managing members of Providence Equity Partners III L.L.C. Each of Providence Equity Partners III L.P., Providence Equity Partners III L.L.C., Nelson, Creamer and Salem, therefore, has the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the reported shares.2

     (c) Recent Transactions.

     Except for the 4,166,667 shares of Series B Convertible Preferred Stock of the Company to be purchased by Providence Equity Partners III L.P. under the terms of the Purchase Agreement at a price of $9.00 per share, none of the Reporting Persons has engaged in any transaction in the Common Stock in the past 60 days.

     (d) Right to Dividends or Proceeds.

              None

     (e) Not applicable


Item 6.       Contracts, Arrangements, Understandings or Relationships with
                 Respect to Securities of the Issuer.

     Under the terms of the Purchase Agreement, the purchasers thereunder have agreed to purchase a total of 5,277,779 shares of Series B Preferred Stock from the Company at $9.00 per share, of which 4,166,667 are to be purchased by Providence Equity Partners III L.P. A Securityholders' Agreement dated April 5, 1999 (the "Securityholders' Agreement") was entered into by and among the Company, Providence Equity Partners III L.P., JK&B Capital III L.P., Wind Point Partners III L.P. and certain stockholders of the Company ("Subject Stockholders") owning in excess of 50% of the currently outstanding Common Stock of the Company. Under the terms of the Securityholders' Agreement, the Subject Stockholders have agreed for a period of time up to seven years to vote for the Board nominees selected by the holders of the Series B Convertible Preferred Stock. In addition, the Subject Stockholders have agreed in the Securityholders' Agreement that in the event the Nasdaq Stock Market requires stockholder approval of the transaction contemplated by the Purchase Agreement, they will vote to approve the transaction.


Item 7.       Material to be Filed as Exhibits.

     The following documents are filed as exhibits hereto:

     (a) Securities Purchase Agreement dated April 5, 1999 by and among the Company, Providence Equity Partners III L.P., JK&B Capital III L.P., Wind Point Partners III L.P.

     (b) Securityholders' Agreement dated April 5, 1999 by and among the Company, Providence Equity Partners III L.P., JK&B Capital III L.P., Wind Point Partners III L.P. and certain stockholders of the Company.

     (c) Written agreement of Reporting Persons dated April 15, 1999 relating to the filing of this Schedule 13D.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                             April 15, 1999

                             PROVIDENCE EQUITY PARTNERS III L.P.
                             By: Providence Equity Partners III L.L.C., its general partner:



                             By: /s/ Paul J. Salem
                                   ---------------------------------------------
                                      Name:  Paul J. Salem
                                      Title:  Managing Director

                             PROVIDENCE EQUITY PARTNERS III L.L.C.



                             By: /s/ Paul J. Salem
                                   ---------------------------------------------
                                     Name:  Paul J. Salem
                                     Title:  Managing Director



                             By: /s/ Jonathan M. Nelson
                                   -----------------------------------------
                                     Jonathan M. Nelson



                             By: /s/ Glenn M. Creamer
                                   -----------------------------------------
                                     Glenn M. Creamer



                              By: /s/ Paul J. Salem
                                   -----------------------------------------
                                      Paul J. Salem


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

--------
1 Neither the present filing nor anything contained herein shall be construed as an admission by Nelson, Creamer or Salem that they are "beneficial owners" of the Company's Common Stock for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

2 Neither the present filing nor anything contained herein shall be construed as an admission by Nelson, Creamer or Salem that they are "beneficial owners" of the Company's Common Stock for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

                                                                    Exhibit 7(a)



                          SECURITIES PURCHASE AGREEMENT


                                 by and between


                       PROVIDENCE EQUITY PARTNERS III L.P.

                            J K & B CAPITAL III L.P.

                          WIND POINT PARTNERS III, L.P.

                                       and

                            MGC COMMUNICATIONS, INC.


                            Dated as of April 5, 1999

                                TABLE OF CONTENTS


ARTICLE I - DEFINITIONS.......................................................1

SECTION 1.1.  DEFINITIONS.....................................................1
SECTION 1.2.HEREOF, HEREIN, ETC...............................................1
SECTION 1.3.COMPUTATION OF TIME PERIODS.......................................1

ARTICLE II - SALE AND PURCHASE OF PURCHASED SECURITIES........................1

SECTION 2.1.  SALE AND PURCHASE OF THE PURCHASED SECURITIES...................1
SECTION 2.2.  CLOSING.........................................................1
SECTION 2.3.  USE OF PROCEEDS.................................................1

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................1

SECTION 3.1.  ORGANIZATION AND EXISTENCE......................................1
SECTION 3.2.  AUTHORIZATION; NO CONFLICTS.....................................1
SECTION 3.3.  ENFORCEABILITY..................................................1
SECTION 3.4.  CAPITALIZATION..................................................1
SECTION 3.5.  SUBSIDIARIES; OTHER OWNERSHIP INTERESTS.........................1
SECTION 3.6.  REPORTS AND FINANCIAL STATEMENTS................................1
SECTION 3.7.  INDEBTEDNESS AND LIENS..........................................1
SECTION 3.8.  ACCOUNTS RECEIVABLE AND BAD DEBTS...............................1
SECTION 3.9.  TAXES...........................................................1
SECTION 3.10. TITLE TO ASSETS.................................................1
SECTION 3.11. MATERIAL CONTRACTS AND OBLIGATIONS..............................1
SECTION 3.12. PROPRIETARY RIGHTS..............................................1
SECTION 3.13. NECESSARY PROPERTY..............................................1
SECTION 3.14. NECESSARY LICENSES..............................................1
SECTION 3.15  COMPLIANCE WITH LAW.............................................1
SECTION 3.16. ENVIRONMENTAL COMPLIANCE........................................1
SECTION 3.17. NO MATERIAL ADVERSE CHANGES.....................................1
SECTION 3.18. NO BROKERS......................................................1
SECTION 3.19. NETWORK.........................................................1
SECTION 3.20. CUSTOMERS AND SUPPLIERS.........................................1
SECTION 3.21. YEAR 2000 COMPLIANCE............................................1
SECTION 3.22. FINANCIAL REPORTS AND SEC DOCUMENTS.............................1
SECTION 3.23. DISCLOSURE......................................................1

ARTICLE IV - PURCHASERS' REPRESENTATIONS......................................1

SECTION 4.1.  ORGANIZATION AND GOOD STANDING..................................1
SECTION 4.2.  AUTHORIZATION...................................................1
SECTION 4.3.  ENFORCEABILITY..................................................1
SECTION 4.4.  INVESTMENT INTENT...............................................1

ARTICLE V - CONDITIONS TO PURCHASERS' OBLIGATION TO PURCHASE AND THE COMPANY'S
               OBLIGATION TO SELL.................1

SECTION 5.1.  PURCHASERS' CLOSING CONDITIONS..................................1
SECTION 5.2   COMPANY'S CLOSING CONDITIONS....................................1

ARTICLE VI - COVENANTS APPLICABLE TO THE COMPANY WHILE ANY PURCHASED SECURITIES
              ARE OUTSTANDING.................................................1

SECTION 6.1.  FURTHER ASSURANCES..............................................1

ARTICLE VII - DELIVERY OF FINANCIAL AND OTHER REPORTS WHILE ANY PURCHASED
              SECURITIES ARE OUTSTANDING......................................1

SECTION 7.1.  MONTHLY STATEMENTS..............................................1
SECTION 7.2.  OTHER FINANCIAL INFORMATION.....................................1
SECTION 7.5.  OFFICERS' CERTIFICATES..........................................1
SECTION 7.6.  NOTICE OF LITIGATION, DEFAULTS, ETC.............................1
SECTION 7.7.  OTHER INFORMATION...............................................1

ARTICLE VIII - EXPENSES; INDEMNITY............................................1

SECTION 8.1.  EXPENSES........................................................1
SECTION 8.2.  INDEMNIFICATION.................................................1
SECTION 8.3.  BROKERS' FEES...................................................1

ARTICLE IX - NOTICES..........................................................1


ARTICLE X - SURVIVAL OF COVENANTS, AGREEMENTS, REPRESENTATIONS AND WARRANTIES,
             TRANSFER.........................................................1


ARTICLE XI - AMENDMENTS AND WAIVERS...........................................1


ARTICLE XII - WAIVER OF JURY TRIAL............................................1


ARTICLE XIII - GOVERNING LAW..................................................1


ARTICLE XIV - PUBLIC ANNOUNCEMENTS............................................1


ARTICLE XV - TIME OF THE ESSENCE..............................................1


ARTICLE XVI - ENTIRE AGREEMENT; COUNTERPARTS; SECTION HEADINGS................1

                         LIST OF EXHIBITS AND SCHEDULES


Exhibit A     Certificate of Designation
Exhibit B     Form of Registration Rights Agreement
Exhibit C     Form of Securityholders' Agreement
Exhibit D     Form of Opinion of Counsel to the Company
Exhibit E     Form of Opinion of Regulatory Counsel to the Company

Schedule 2.1:List of Purchasers

Schedule 3.1(a):      Company's Foreign Qualification

Schedule 3.1(b):      Subsidiaries' Qualification

Schedule 3.4(a):      Capitalization

Schedule 3.4(b):      Options, Etc.

Schedule 3.4(c):      Registration Rights

Schedule 3.5:         Subsidiaries; Other Interests

Schedule 3.6(a)(i):   Historical Financial Statements

Schedule 3.6(a)(ii)   February Balance Sheet

Schedule 3.6(a)(iii)  Projections

Schedule 3.8:         Accounts Receivable

Schedule 3.9:         Taxes

Schedule 3.10:        Title to Assets

Schedule 3.11(a):     Material Contracts

Schedule 3.11(b):     Material Contracts Exceptions

Schedule 3.12(a):     Proprietary Rights

Schedule 3.12(c):     Proprietary Rights Exceptions

Schedule 3.13:        Necessary Property

Schedule 3.14:        Licenses

Schedule 3.15:        Compliance with Law

Schedule 3.17:        No Material Adverse Change

Schedule 3.18:        Brokers

Schedule 3.19:        Network

Schedule 3.20:        Customers and Suppliers

Schedule 3.21:        Year 2000 Compliance Plan

                          SECURITIES PURCHASE AGREEMENT


                            MGC COMMUNICATIONS, INC.
                            3301 North Buffalo Drive
                             Las Vegas, Nevada 89129


                                                            As of April 5, 1999



Providence Equity Partners III L.P.
901 Fleet Center
50 Kennedy Plaza
Providence, Rhode Island  02903

JK&B Capital III L.P.
205 N. Michigan Avenue, Suite 808
Chicago, Illinois  60601

Wind Point Partners III, L.P.
One Town Square, Suite 780
Southfield, Michigan  48076

Ladies and Gentlemen:

     The undersigned, MGC Communications, Inc., a Nevada corporation (the "Company"), hereby agrees with you as follows:

                                    ARTICLE I

                                   DEFINITIONS

     Section 1.1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in this Article I:

     Affiliate. The term "Affiliate" shall mean with respect to any Person, any other Person that would be considered to be an affiliate of such Person under Rule 144(a) of the Rules and Regulations of SEC, as in effect on the date hereof.

     February Balance Sheet. The term "February Balance Sheet" shall have the meaning specified in Section 3.6(a)(ii).

     Balance Sheet Date. The term "Balance Sheet Date" shall have the meaning specified in Section 3.6(a)(i).

     Business Day. The term "Business Day" shall mean any day other than Saturday, Sunday, a federal holiday or other day on which commercial banks in the State of Rhode Island or Las Vegas, Nevada are required or permitted to close by law.

     Capital  Expenditures.   The  term  "capital  expenditures"  means  capital
expenditures determined in accordance with GAAP, including in any event capital lease obligations.

     Charter. The term "Charter" means the certificate or articles of incorporation, by-laws, statute, constitution, joint venture, certificate of limited partnership, partnership agreement, articles of organization, limited liability company operating agreement or other organizational document of any Person other than an individual, each as from time to time amended or modified.

     Closing Date. The term "Closing  Date" shall have the meaning  specified in
Section 2.2 or such other date as the Company and the Purchasers may agree upon.

     Code. The term "Code" shall mean the Internal Revenue Code of 1986, as amended.

     Common Stock. The term "Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

     Company. The term "Company" shall mean MGC Communications, Inc., a Nevada corporation.

     Current Financial Statements. The term "Current Financial Statements" shall have the meaning specified in Section 3.6(a)(ii).

     Environment. The term "Environment" shall mean soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata, ambient air and any environmental medium, whether indoors or outdoors.

     Environmental Laws. The term "Environmental Laws" shall mean all federal, foreign, state, local or municipal environmental, health or safety-related laws, regulations, by-laws, rules, ordinances, judicial or administrative decrees or decisions, orders or requirements applicable to the Company or any of its Subsidiaries relating to the physical or environmental condition or use of their respective properties, their respective businesses or pollution or protection of human health or the Environment, including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C., ss.9601, et seq., as amended ("CERCLA"), the Resource Conservation and Recovery Act, 42 U.S.C. ss.6901, et seq., as amended, the Clean Air Act, 42 U.S.C. ss. 7401 et seq., as amended, the Clean Water Act, 33 U.S.C ss.1251, et seq., the Toxic Substance Control Act, 15 U.S.C ss.2601 et seq., the Occupational Safety and Health Act, laws relating to Releases or threatened Releases of Hazardous Substances into the Environment or otherwise relating to the manufacture, generation, processing, distribution, use, treatment, storage, abatement, existence, holding, Release, transport or handling of Hazardous Substances, and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

     Environmental Permit. The term "Environmental Permit" shall have the meaning specified in Section 3.15(a).

     Equity Securities. The term "Equity Securities" means all shares of capital stock of the Company, including (i) all classes of shares of capital stock, voting and non-voting (including, without limitation, the Purchased Securities),
(ii) any warrants, options or other rights to subscribe for or to acquire, directly or indirectly, whether pursuant to any division or split of any class of shares of capital stock of the Company or in connection with a combination, exchange, reorganization, recapitalization, reclassification, merger, consolidation or similar business combination transaction involving the Company or otherwise, (iii) any other equity interests in the Company or any bonds, notes, debentures, or other securities convertible into or exchangeable for, directly or indirectly, any shares of capital stock or equity interests of the Company and (iv) any interests in any of the foregoing in each case outstanding at any time.

     Family Members. The term "Family Members" shall mean, as applied to any individual, a spouse, child, grandchild, parent, brother or sister thereof or any spouse of any of the foregoing, and each trust created for the benefit of one or more of such Persons and each custodian of a property of one or more such Persons.

     FCC. The term "FCC" shall mean the Federal Communications Commission.

     GAAP. The term "GAAP" shall mean generally accepted accounting principles applied on a basis consistent with prior periods and such that a chartered accountant would, insofar as the use of accounting principles is pertinent, be in a position to deliver an unqualified opinion as to financial statements in which such principles have been properly applied.

     Governmental Authority. The term "Governmental Authority" shall mean any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government (foreign, federal, local or otherwise) and shall include any international regulatory or trade body or organization and the FCC and any State Regulatory Agency.

     Hazardous Substances. The term "Hazardous Substances" means any pollutant, contaminant, toxic substance, hazardous waste, hazardous material, or hazardous substance, or any oil, petroleum or petroleum product, each as defined or listed in, or classified pursuant to, any Environmental Laws.

     Historical Financial Statements. The term "Historical Financial Statements" shall have the meaning specified in Section 3.6(a)(i).

     Income Statement. The term "Income Statement" shall have the meaning specified in Section 3.6(a)(ii).

     Indebtedness. The term "Indebtedness" shall mean all obligations, contingent (to the extent required to be reflected in financial statements prepared in accordance with GAAP) and otherwise, which in accordance with GAAP should be classified on the obligor's balance sheet as liabilities, including without limitation, in any event and whether or not so classified: (i) all debt and similar monetary obligations, whether direct or indirect; (ii) all liabilities secured by any mortgage, pledge, security interest, lien, charge or other encumbrance existing on property owned or acquired subject thereto, whether or not the liability secured thereby shall have been assumed; (iii) all guarantees, endorsements and other contingent obligations whether direct or indirect in respect of Indebtedness or performance of others, including any obligation to supply funds to or in any manner to invest in, directly or indirectly, the debtor, to purchase Indebtedness, or to assure the owner of Indebtedness against loss, through an agreement to purchase goods, supplies or services for the purpose of enabling the debtor to make payment of the Indebtedness held by such owner or otherwise and (iv) obligations to reimburse issuers of any letters of credit.

     Intellectual Property Rights. The term "Intellectual Property Rights" shall mean all right, title and interest of the Company or any of its Subsidiaries in and to all licenses (other than licenses with respect to the Company's or any of its Subsidiaries' use of off-the-shelf software programs), trademarks, tradenames, service marks, patents, copyrights, processes of every kind and description, manufacturing and technical know-how and information, production and technical data, computer data, printouts and software, trade names, logos, trade secrets and similar properties (including, without limitation, all registrations, renewals or applications for registration or renewal of any of them, in each case whether completed, pending or in the process of preparation), and all licenses, royalty agreements, permits and authorizations with respect to any of the foregoing, in the United States or anywhere else in the world, now or previously used, acquired or developed by or for the Company or any of its Subsidiaries, together with the goodwill of the Company's or any of its Subsidiaries' business associated with the foregoing.

     IRU. The term "IRU" shall mean the right to use a telecommunications system with most of the rights and duties of ownership but without the right to control or manage the facility.

     Leased Real Property. The term "Leased Real Property" shall have the meaning specified in Section 3.11(a)(iii).

     Licenses. The term "Licenses" shall mean all licenses, permits, consents, approvals, concessions and authorizations of all Governmental Authorities, whether foreign, federal, state or local, including, without limitation, the Federal Communications Commission and any State Regulatory Agency and their equivalents in foreign countries.

     Lien. The term "Lien" shall mean (a) any encumbrance, mortgage, pledge, lien, charge or other security interest of any kind upon any property or assets of any character, or upon the income or profits therefrom; (b) any acquisition of or agreement to have an option to acquire any property or assets upon conditional sale or other title retention agreement, device or arrangement (including a capitalized lease); or (c) any sale, assignment, pledge or other transfer for security of any accounts, general intangibles or chattel paper, with or without recourse.

     Majority Purchasers. The term "Majority Purchasers" shall mean, at any time, the holders of more than fifty percent (50%) of the outstanding Purchased Securities.

     Material Adverse Effect. The term "Material Adverse Effect" shall mean, with respect to any Person, any effect that is, or series of related effects that are, in the aggregate, materially adverse to the business, assets, properties, condition (financial or otherwise) or prospects of such Person.

     Person.  The term "Person" shall mean an individual,  partnership,  limited
liability   company,   corporation,    association,    trust,   joint   venture,
unincorporated organization and any Governmental Authority.

     Purchased Securities. The term "Purchased Securities" shall mean the Series B Preferred being purchased by the Purchasers pursuant to Section 2.1 of this Agreement, the Common Stock issuable upon conversion of the Series B Preferred or otherwise and any capital stock or other securities of the Company issued or issuable in exchange therefor upon an exchange, conversion, reorganization, reclassification, recapitalization, merger, consolidation or other similar business transaction involving the Company, its Subsidiaries or otherwise.

     Purchaser.  The term "Purchaser" shall mean the several purchasers named in
Schedule 2.1 (individually, a "Purchaser" and collectively, the "Purchasers") and their respective successors and assigns.

     Related   Agreements.   The  term  "Related   Agreements"  shall  mean  the
Securityholders' Agreement and the Registration Rights Agreement.

     Release. The term "Release" shall mean a "Release" as defined in any Environmental Laws, including, but not limited to, any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping into the Environment in violation of any Environmental Laws.

     Registration Rights Agreement. The term "Registration Rights Agreement" shall mean that certain Registration Rights Agreement, dated the Closing Date, by and among the Company, and the Purchasers, in the form of Exhibit B attached hereto, as the same may be amended, modified or supplemented from time to time.

     Securities Act. The term "Securities Act" shall mean all applicable securities laws, rules, regulations, notices and policies in force in the United States, as amended, modified or supplemented from time to time.

     SEC. The term "SEC" shall mean the Securities and Exchange Commission.

     Securityholders' Agreement. The term "Securityholders' Agreement" shall mean that certain Securityholders' Agreement among the Company, the Purchasers and certain holders of the Company's outstanding Common Stock, in the form of Exhibit C attached hereto, as the same may be amended, modified or supplemented from time to time.

     Series B Preferred. The term "Series B Preferred" shall mean the Series B Preferred Stock, $.001 par value, of the Company.

     Senior Secured Notes. The term "Senior Secured Notes" shall mean the $160,000,000 principal amount of 13% Senior Secured Notes due 2004 that have been issued pursuant to an Indenture dated as of September 29, 1997.

     State Regulatory Agencies. The term "State Regulatory Agencies" means any of the various state regulatory agencies with primary regulatory jurisdiction over telecommunications matters.

     Subsidiary. The term "Subsidiary" shall mean any Person of which the Company or other specified Person now or hereafter shall at the time own, directly or indirectly through a Subsidiary, at least a majority of the outstanding Equity Securities (or other shares of beneficial interest) entitled to vote generally.

     "Tax" or "Taxes". The term "Tax" or "Taxes" shall mean all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax, including, without limitation, pension plan contributions and workers compensation premiums, together with any interest, fines and penalties imposed by any Governmental Authority, and whether disputed or not.

     Section 1.2. Hereof, Herein, etc. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified herein, the term "or" has the inclusive meaning represented by the term "and/or" and the term "including" is not limiting. All references as to "Sections", "Subsections", "Articles", "Schedules" and "Exhibits" shall be to Section, Subsections, Articles, Schedules and Exhibits, respectively, of this Agreement unless otherwise specifically provided.

     Section 1.3. Computation of Time Periods. In the computation of periods of time from a specified date to a later specified date, unless otherwise specified herein the words "commencing on" mean "commencing on and including", the word "from" means "from and including" and the words "to" and "until" each means "to and including".

                                   ARTICLE II

                    SALE AND PURCHASE OF PURCHASED SECURITIES

     Section 2.1. Sale and Purchase of the Purchased Securities. Subject to all of the terms and conditions hereof and in reliance on the representations and warranties set forth or referred to herein, the Company agrees to issue and sell to each Purchaser and each Purchaser agrees to purchase, on the Closing Date, the number of Purchased Securities set forth opposite the name of such Purchaser on Schedule 2.1, at a purchase price per share equal to $9.00.

     Section 2.2. Closing. The closing of the purchase and sale of the Purchased Securities contemplated by Section 2.1 (the "Closing") will take place at the offices of Edwards & Angell, 2800 BankBoston Plaza, Providence, Rhode Island 02903 at 10:00 a.m. on a mutually agreeable date within five (5) business days of satisfaction of the Conditions to Closing contained in Article V (the "Closing Date"). Subject to the satisfaction of the conditions to Closing set forth in Article V, as payment in full for the Purchased Securities being purchased by the Purchasers under this Agreement on the Closing Date, each Purchaser shall deliver to the Company, in immediately available funds, the amount set forth opposite such Purchaser's name under the heading "Aggregate Purchase Price of the Purchased Securities" on Schedule 2.1.

     Section 2.3. Use of Proceeds. Proceeds from the sale of the Purchased Securities hereunder shall be used for the expansion of the Company's telecommunications network and sales and marketing program and for working capital and general corporate purposes, as determined from time to time by the Company's Board of Directors and consistent with the Company's business plan in effect at such time.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     In order to induce the Purchasers to enter into this Agreement and to purchase the Purchased Securities, the Company hereby represents and warrants that:

     Section 3.1. Organization and Existence. (a) The Company is duly organized, validly existing and in good standing in its jurisdiction of organization and is duly qualified as a foreign corporation and authorized to do business in all other jurisdictions in which the nature of its business or property makes such qualification necessary except where the failure to so qualify would not have a Material Adverse Effect. Schedule 3.1(a) lists all of the jurisdictions in which the Company is qualified as a foreign corporation and the dates of such qualifications. The Company has the power to own its properties and to carry on its business as now conducted and as proposed to be conducted. The corporate headquarters, chief executive office and principal place of business of the Company is located in the United States.

     (b) Each of the Company's Subsidiaries is duly organized, validly existing and in good standing in its jurisdiction of incorporation and is duly qualified as a foreign entity and authorized to do business in all other jurisdictions in which the nature of its business or property makes such qualification necessary and where the failure to so qualify would not have a Material Adverse Effect.
Schedule 3.1(b) lists all of Company's Subsidiaries and their states of incorporation. Each of the Subsidiaries has the power to own its properties and to carry on its business as now conducted and as proposed to be conducted. The Company holds of record all outstanding shares of each Subsidiary.


     Section 3.2. Authorization; No Conflicts. The execution, delivery and performance by the Company of this Agreement and of each Related Agreement, and the issuance and sale by the Company of the Purchased Securities hereunder, (a) are within its power and authority, and (b) have been duly authorized by all necessary action of the Company and its stockholders and by all other requisite proceedings. Neither the execution and delivery by the Company of this Agreement or any Related Agreement nor the consummation by the Company of the transactions contemplated thereby (including, without limitation, the purchase and sale of the Purchased Securities hereunder) (a) will violate any provision of the Charter of the Company or any of its Subsidiaries, (b) will violate or conflict with any applicable statute, law, ordinance, rule, regulation, order, judgment, writ, injunction, license, permit or decree applicable to the Company or any of its Subsidiaries, (c) will conflict with or constitute a violation of or a default (or an event which with notice or lapse of time or both, would constitute a default) under, or will result in the termination of, or accelerate performance required by, any Contract to which the Company or any of its Subsidiaries is a party or to which any of the assets or properties of the Company or any of its Subsidiaries are subject, (d) will result in the creation of any Lien upon any of the Equity Securities of the Company or any of its Subsidiaries or upon any of the property or assets of the Company or any of its Subsidiaries, or (e) will require the consent, authorization or approval of, or notice to or filing or registration with, any Person, other than the filing under the Hart-Scott Act, as described in Section 5.1(h) and stockholder approval, if required by Nasdaq.

     Section 3.3. Enforceability. The execution and delivery by the Company of this Agreement and of each of the Related Agreements, and the issuance and sale by the Company of the Purchased Securities hereunder, will result in legally binding obligations of the Company enforceable against the Company in accordance with the respective terms and provisions hereof and thereof, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, or to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

     Section 3.4. Capitalization.

     (a) Schedule 3.4(a) accurately sets forth the number, type and class of Equity Securities the Company is authorized to issue, the name and address of those Persons owning 5% or more of the Company's outstanding Equity Securities immediately prior to giving effect to the transactions contemplated hereby and the number and class of Equity Securities owned by each such record owner. All of the Company's issued Equity Securities have been duly authorized, validly issued and outstanding and are fully paid and non-assessable.

     (b) Options, Etc. Except as set forth on Schedule 3.4(b) and except for the rights of the Purchasers hereunder, no Person has any rights (either pre-emptive or otherwise) or options to subscribe for or purchase from the Company, or any warrants or other agreements providing for or requiring the issuance by the Company of, any Equity Securities or other securities convertible into or exchangeable for, or exercisable into Equity Securities of the Company, or any voting trusts, proxies or agreements relating to the voting of the Company's or any Subsidiary's Equity Securities. The number of shares of Common Stock available for issuance under the Company's Stock Option Plan is 2,640,000.
Schedule 3.4(b) sets forth the (i) name of each Person holding such convertible or exchangeable securities, (ii) the type of security, (iii) the amount of shares of Common Stock issuable upon exercise of such securities, and (iv) the exercise price of such securities.

     (c) Registration Rights. Except as set forth on Schedule 3.4(c) and as provided under the Registration Rights Agreement, no other holder of Equity Securities has registration rights with respect to such Equity Securities.

     Section 3.5. Subsidiaries; Other Ownership Interests. Except as set forth on Schedule 3.5 hereto, the Company does not have any Subsidiaries (foreign or domestic) and does not own or hold of record and/or beneficially own or hold, directly or through a Subsidiary, any Equity Securities of any corporation, general or limited partnership, limited liability company, business trust or joint venture or in any other unincorporated trade or business enterprise. Except as set forth on Schedule 3.5 hereto, all outstanding Equity Securities of each such Subsidiary and such other business enterprises is owned by the Company or another Subsidiary of the Company as set forth on such Schedule 3.5, free and clear of any Lien, is validly issued and outstanding, and is fully paid and non-assessable, and there are no commitments for the purchase or sale of, and no options, warrants or other rights to subscribe for or purchase, any Equity Securities of any such Subsidiary.


     Section 3.6. Reports and Financial Statements.

     (a) Each Purchaser has heretofore been furnished with the following:

          (i) true and complete copies of the audited consolidated balance sheet of the Company as of December 31, 1998 (the "Balance Sheet Date"), December 31, 1997 and December 31, 1996 and the related audited statements of earnings, retained earnings and cash flows for the years then ended prepared by Arthur Andersen LLP (with the exception of the financial statements for 1996, which were audited by KPMG LLP) and certified without qualification by such accounting firm to have been prepared in accordance with GAAP, such balance sheets and income statements being attached hereto as Schedule 3.6(a)(i) (collectively, the "Historical Financial Statements");

          (ii) the consolidated balance sheet and statement of income and cash flow of the Company and its subsidiaries as of February 28, 1999 (the "February Balance Sheet") and statement of income for the two-month period ended February 28, 1999 (the "Income Statement", and together with the February Balance Sheet, the "Current Financial Statements"), such February Balance Sheet being attached hereto as Schedule 3.6(a)(ii); and

          (iii) the budget for the Company and its Subsidiaries for 1999 and the projections of the future performance of the Company and its Subsidiaries, on a consolidated basis, including annual income, net profits and cash flows for each year of the three-year period ending 2001 and attached hereto as Schedule 3.6(a)(iii) (collectively, the "Projections").

     (b) The Projections have been prepared in good faith and are based on what the Company and its management believe to be a reasonable assessment of the future performance of the Company and its Subsidiaries. All material assumptions used in the preparation of the Projections are set forth in the notes thereto. Notwithstanding the foregoing, no representation is made that the projections will be attained.

     Section 3.7. Indebtedness and Liens. Neither the Company nor any of its Subsidiaries has Indebtedness or Liens upon any of their properties other than those which are reflected on the February Balance Sheet and Indebtedness incurred in the ordinary course of business since February 28, 1999.

     Section 3.8. Accounts Receivable and Bad Debts. All notes and accounts receivable of the Company and its Subsidiaries shown on the February Balance Sheet were generated for valid consideration in the ordinary course of business. Attached as Schedule 3.8 is a true, complete and accurate list as of February 28, 1999 of (i) the amount of accounts receivable of the Company and its Subsidiaries which had not been paid within sixty (60) days of the date due and the amount thereof and which had not been paid within ninety (90) days of the date due and the amount thereof, (ii) the aggregate amount of accounts receivable of the Company and its Subsidiaries that were written off in each of fiscal year 1997 and fiscal year 1998 and (iii) the aggregate amount of obligations owed to the Company or any of its Subsidiaries which have been classified as bad debts, and with respect to each such obligation in excess of $1,000, the name of each debtor and the total amount due from each such debtor.

     Section 3.9. Taxes.

     (a) Each of the Company and its Subsidiaries has prepared and filed on time with all appropriate Governmental Authorities all Tax returns and other material documents that it has been required to file in respect of any Taxes for all fiscal periods ending on or prior to the Closing Date and all such returns or other material documents are correct and complete in all material respects.

     (b) Each of the Company and its Subsidiaries has paid in full all Taxes due on or before the date hereof and, in the case of such Taxes accruing on or before such date that are not due on or before such date, the Company has made adequate provision in its books and records and financial statements including the February Balance Sheet referred to in Section 3.6(a)(ii) for such payment.

     (c) Each of the Company and its Subsidiaries has withheld from each payment made to any of its present or former employees, officers, directors and managers all amounts required by law to be withheld or remitted. Each of the Company and its Subsidiaries has remitted all pension plan and social security contributions and other Taxes payable by it in respect of its employees. Each of the Company and its Subsidiaries has charged, collected and remitted all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by the Company or any of its Subsidiaries.

     (d) Except as set out in Schedule 3.9, there are no material reassessments of Taxes of the Company or any of its Subsidiaries that have been issued and are outstanding. No Governmental Authority has challenged, disputed or questioned the Company or any of its Subsidiaries in respect of any Taxes or of any Tax returns, filings or other reports filed under any statute providing for such Taxes.

     Section 3.10. Title to Assets. Except as disclosed on Schedule 3.10, the Company and its Subsidiaries own all of their assets, and have good and marketable title with respect thereto, reflected in the February Balance Sheet, subject to no Liens.

     Section 3.11.  Material  Contracts and Obligations.  (a) Attached hereto as
Schedule 3.11(a) is a true, complete and accurate list, categorized by subject matter, of all of the following material outstanding contracts, plans, leases, and commitments and other agreements (collectively "Contracts") entered into by the Company or any of its Subsidiaries which are in writing or have been orally agreed to by the Company or any of its Subsidiaries:

          (i) each operating  agreement with a  long-distance  provider or local
     exchange   carrier   providing   for  the  carriage   and/or   exchange  of
     telecommunications traffic;

          (ii) each Contract relating to the lease of or right to use, either as lessor or lessee, (x) fiber optic cable, (y) collocating equipment and (z) switches, setting forth the names of the lessor and lessee and a description of the property and property interest leased, in each case involving an amount in excess of $50,000 for a given year;

          (iii) each Contract relating to the lease of real property (the "Leased Real Property"), either as lessor or lessee setting forth the names of the lessor and lessee, the location of the real property, and its use;

          (iv) all Contracts for the purchase or sale of services, materials, products or supplies which involve aggregate payments by the Company or any of its Subsidiaries of more than $100,000 or involve aggregate payments to the Company or any of its Subsidiaries of more than $100,000, or which were entered into other than in the ordinary course of business of the Company or any of its Subsidiaries;

          (v) all Contracts or arrangements providing for stock options or stock purchases, bonuses, pensions, deferred or incentive compensation, retirement or severance payments, profit-sharing, insurance or other benefit plans or programs for any officer, consultant, director or employee of the Company or any of its Subsidiaries;

          (vi) all Contracts for construction or for the purchase of real estate, improvements, fixtures, equipment, machinery and other items which under GAAP constitute capital expenditures and which individually or in the aggregate for any related group of items involve expenditures of the Company or any of its Subsidiaries in excess of $100,000;

          (vii) all Contracts relating in any way to Indebtedness of the Company or its Subsidiaries, except for contracts individually involving less than $100,000;

          (viii) all Contracts substantially restricting the Company or any of its Subsidiaries from engaging in any line of business or competing with any Person or in any geographical area, or from using or disclosing any information in its possession (other than routine supplier and customer confidentiality agreements);

          (ix) all joint venture Contracts and other Contracts involving a sharing of profits, revenue or cash flow, including any such Contracts related to the sharing of revenue, profit or cash flow from the lease of towers or space on towers;

          (x) all other Contracts, except those which are (A) cancelable on 30 days' or less notice without any penalty or other financial obligation or
     (B) if not so cancelable, involve annual aggregate payments by or to the Company or any of its Subsidiaries of $100,000 or less;

          (xi) all written Contracts of employment with any officer, consultant, director or employee and any such oral Contracts which are not terminable at will by the Company or any of its Subsidiaries; and

          (xii) all other "material contracts" within the meaning of Item 601 of the SEC's Regulation S-K.

     (b) Except as set forth on Schedule 3.11(b) hereto, all Contracts required to be disclosed to the Purchaser pursuant to this Section 3.11 are valid, binding and in full force and effect as to the Company or its Subsidiaries, and neither the Company nor, to the Company's knowledge after inquiring of its officers and employees, any other party thereto, is in breach or violation of, or default under, nor is there any reasonable basis for a claim of such breach or violation by the Company or its Subsidiaries or such default by the Company or its Subsidiaries under, the terms of any such Contract, and no event has occurred which constitutes or, with the lapse of time or the giving of notice or both, would constitute, such a breach, violation or default by the Company or its Subsidiaries thereunder. None of the rights of the Company or its Subsidiaries under any of the Contracts is subject to termination or modification as a result of the transactions contemplated by any Purchase Document.

     Section 3.12. Proprietary Rights.

     (a) Schedule 3.12(a) lists: (i) all registered Intellectual Property Rights, together with applications therefor that are pending or in the process of preparation specifying (A) the owner thereof, and (B) the date of expiration, if any, thereof; (ii) all licenses (other than licenses with respect to the Company's or its Subsidiaries' use of off-the-shelf software programs) and other agreements allowing the Company to use the Intellectual Property Rights; (iii) all unregistered Intellectual Property Rights which are material to the business of the Company or any of its Subsidiaries; and (iv) all royalty agreements relating to any Intellectual Property Rights and to which the Company or any of its Subsidiaries is a party.

     (b) To the knowledge of the Company, each of the Company and its Subsidiaries is the sole and exclusive owner of the Intellectual Property Rights listed on Schedule 3.12(a) set forth opposite its name, free and clear of any claims or Liens, other than as set forth on such Schedule 3.12(a). To the knowledge of the Company, none of the Intellectual Property Rights infringes upon the rights of any third party nor does any use by any third party of any of the Intellectual Property Rights infringe upon any of the rights of the Company of any of its Subsidiaries therein, and there are no claims pending or threatened in connection with any such infringement with respect to any of the Intellectual Property Rights.

     (c) Except as listed on Schedule 3.12(c), neither the Company nor any Subsidiary pays any royalty to any Person with respect to any of the Intellectual Property Rights or any of the expertise relating thereto, nor does the Company or any of its Subsidiaries receive royalties with respect thereto. Neither the Company nor any of its Subsidiaries has licensed or sublicensed any of the Intellectual Property Rights to any Person except as set forth on
Schedule 3.12(c).

     Section 3.13.  Necessary  Property.  Except as may be set forth in Schedule
3.13 and the other Schedules hereto, the properties and assets owned, leased by or licensed to the Company or any of its Subsidiaries and reflected in the Current Financial Statements and any properties or assets acquired since February 28, 1999, constitute all of the material real and personal properties, tangible and intangible, which are necessary, used or useful in the conduct of its business in the manner and to the extent presently conducted by them.

     Section 3.14. Necessary Licenses. (a) Schedule 3.14 sets forth a list of each License used by the Company or any of its Subsidiaries in the conduct of its business. True and correct copies of each License set forth on Schedule 3.14, and all amendments thereto to the date hereof, have been delivered by the Company to the Purchasers. Except as set forth on Schedule 3.14, the Company and its Subsidiaries holds all necessary Licenses which are required in connection with the ownership and operation of its business, except for such Licenses, the lack of which would not have a Material Adverse Effect. All Licenses are in full force and effect. The Company and its Subsidiaries have complied in all material respects with the terms of the Licenses which they hold and there are no pending modifications, amendments or revocations of the Licenses which would adversely affect the ownership or the operation of its business. All fees due and payable from the Company or any of its Subsidiaries to Governmental Authorities pursuant to the Licenses have been paid. All reports required of the Company or any of its Subsidiaries to be filed in connection with the Licenses have been timely filed and are accurate and complete.

     (b) Except as specified in Schedule 3.14, no registrations, filings, applications, notices, transfers, consents, approvals, audits, qualifications, waivers or other action of any kind is required by virtue of the execution and delivery of this Agreement or any Related Agreement, or of the consummation of the transactions contemplated hereby or thereby (a) to avoid the loss of any License or any asset, property or right pursuant to the terms thereof or the violation or breach of any law applicable thereto, or (b) to enable the Company and its Subsidiaries to hold and enjoy the same after the Closing Date in the conduct of its business as conducted immediately prior to the Closing Date. In particular, except as set forth in Schedule 3.14, execution and delivery of this Agreement and the Related Agreements, and consummation of the transactions contemplated therein, will not constitute a change of control in the Company or its Subsidiaries, or otherwise require authorization, approval, consent, or filing of registration with any Governmental Authority, and will not violate or conflict with any applicable provision of the laws, rules, and regulations administered by any Governmental Authority.

     Section 3.15. Compliance with Law.

     (a) Except as may be set forth in  Schedule  3.15,  neither the Company nor any Subsidiary is in default under, or in violation of, any laws, rules or regulations (including, without limitation, foreign, federal, state or local laws, rules or regulations relating to the issuance or sale of securities, telecommunications, anti-trust, occupational safety, the protection of the environment, transportation, storage or disposal of hazardous waste, anti-pollution and air and water quality laws), or any Licenses, granted by, or any judgment, decree, writ, injunction or order of, any Governmental Authority, applicable to its business or any of its properties or assets, which defaults and violations would in the aggregate expose the Company and its Subsidiaries to liabilities in excess of an aggregate of $250,000 or otherwise materially adversely affect the assets or properties or business or operations of the Company and its Subsidiaries or requiring or prohibiting future activities. Neither the Company nor any Subsidiary has received any notification alleging any violations of any of the foregoing with respect to which adequate corrective action has not been taken.

     (b) Except as set forth on Schedule 3.15, There are no proceedings or investigations pending or threatened, before the FCC or any State Regulatory Agency directed specifically at the Company or, in the case of matters of general applicability to the telecommunications industry, in which the Company is identified for possible disparate treatment or whose outcome may have a disparate impact on the Company in which any of the following matters are being considered which are reasonably likely to have a material adverse effect on the Company, nor has the Company or any of its Subsidiaries received written notice or inquiry from the FCC or any State Regulatory Agency, indicating that any of such matters should be considered or may become the object of consideration or investigation specifically regarding the Company which are reasonably likely to have a material adverse effect on the Company or, in the case of matters of general applicability to the telecommunications industry, in which the Company is identified for possible disparate treatment or whose outcome may have a disparate impact on the Company: (a) increases or reductions in access charges, universal service contributions or the like; (b) traffic routing restrictions or restrictions on use of facilities; (c) reduction or restriction of rates charged to customers; (d) reduction of earnings; (e) refunds or other forfeitures of amounts previously charged to customers; (f) use of NXX codes; or (g) failure to meet any expense, infrastructure, service quality or other commitments previously made to or imposed by the FCC or any State Regulatory Agency.

     (c) Except as set forth on Schedule 3.15, neither the Company nor any of its Subsidiaries has any outstanding commitments made in the context of a matter or proceeding related specifically to the Company or, in the case of matters of general applicability to the telecommunications industry, in which the Company is identified for possible disparate treatment or whose outcome may have a disparate impact on the Company (and no such obligations have been imposed upon the Company and remain outstanding), regarding: (a) increases or reductions in access charges, universal service contributions or the like; (b) traffic routing restrictions or restrictions on use of facilities; (c) reduction or restriction of rates charged to customers; (d) reduction of earnings; (e) refunds or other forfeitures of amounts previously charged to customers; (f) use of NXX codes; or
(g) expenses, infrastructure expenditures, service quality or other regulatory requirements, to or by the FCC or any State Regulatory Agency, in each case which are reasonably likely to have a material adverse effect on the Company.

     Section 3.16. Environmental Compliance.

     (a) All Licenses which are required under Environmental Laws (each an "Environmental Permit") for the conduct of the Company's and its Subsidiaries' business or the operation of any property owned, leased or occupied by the Company or any of its Subsidiaries which are required to be obtained or applied for by the Company or any of its Subsidiaries have been so obtained or applied for.

     (b) Neither the Company nor any Subsidiary has failed to comply with any Environmental Laws or any Environmental Permit and neither the Company nor any Subsidiary has been notified by any Governmental Authority of any such non-compliance and, to the best knowledge of the Company after inquiring of its officers and employees, there are no facts indicating, that any Environmental Permit will be modified, suspended, canceled or revoked or cannot be renewed in the ordinary course of business.

     (c) No Hazardous Substance is presently or has been in the past generated, stored, handled, treated, transported to or from or disposed of on any property currently or formerly owned by the Company or any of its Subsidiaries, or operated or leased by the Company or any of its Subsidiaries (during the period of such operation or lease) and, to the best knowledge of the Company after inquiring of its officers and employees, no property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries has been used by others, including but not limited to prior owners, lessees and operators, for the generation, storage, handling, treatment, transportation or disposal of any Hazardous Substance. Neither the Company nor any Subsidiary has generated, disposed of, transported or arranged for the transportation (directly or indirectly) of any Hazardous Substances to any location that is listed or, to the best knowledge of the Company after inquiring of its officers and employees, proposed for listing on the National Properties List or the CERCLA Information System under CERCLA, or under any similar state, local or foreign list, or where there has been a Release or suspected Release of a Hazardous Substance. To the best knowledge of the Company after inquiring of its officers and employees, no part of any property owned, operated or leased by the Company or any of its Subsidiaries ever was used as (i) a gasoline service station or for the purpose of selling, dispensing, storing, transferring or handling petroleum or petroleum products, or (ii) as a dry-cleaning establishment.

     (d) Neither the Company nor any Subsidiary has received any notice or order from any Person advising it that it is responsible for or potentially responsible for cleanup or remediation of any Hazardous Substances and neither the Company nor any Subsidiary has entered into any agreements concerning such cleanup. No work, repair, construction or capital expenditure is planned or required in respect of the assets of the Company or any of its Subsidiaries pursuant to or to comply with any Environmental Law, nor has the Company or any of its Subsidiaries received any notice of any such requirement.

     (e) There is no Environmental claim pending or, to the best knowledge of the Company after inquiring of its officers and employees, threatened against the Company or any of its Subsidiaries or pending or, to the best knowledge of the Company after inquiring of its officers and employees, threatened against any other Person whose liability for any Environmental claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law. No real property currently or formerly owned by the Company or any of its Subsidiaries, or operated or leased by the Company or any of its Subsidiaries (during the period of such operation or lease) has been impacted by any Release or threatened Release of any Hazardous Substance and no condition exists which may result in a claim, right of action, or recovery by any Person under any Environmental Law.

     (f) Each of the Company and its Subsidiaries has delivered or otherwise made available for inspection to the Purchasers true, accurate and complete copies and results of any reports, studies, analyses, tests or monitoring possessed or initiated by the Company or any of its Subsidiaries pertaining to Hazardous Substances in, on, beneath or adjacent to any property or regarding compliance by the Company or any of its Subsidiaries with applicable Environmental Laws.

     (g) No transfers of permits or other governmental authorizations under Environmental Laws, and no additional permits or other governmental authorizations under Environmental Laws, will be required to permit the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries in full compliance with all applicable Environmental Laws immediately following the Closing, as conducted by the Company and its Subsidiaries immediately prior to the Closing.

     (h) There are no underground or above-ground storage tanks (whether or not currently in use) located on or under any real property currently owned or operated by the Company or any of its Subsidiaries, and no underground tank previously located on any real property currently owned or operated by the Company or any of its Subsidiaries has been removed from that property. To the best of the Company's knowledge, there are no underground or above-ground storage tanks (whether or not currently in use) located on or under any Leased Real Property.

     (i) Neither the Company nor any Subsidiary nor any of the currently or formerly owned or operated property used by the Company or any Subsidiary is the subject of any pending or, to the best knowledge of the Company after inquiring of its officers and employees, threatened federal, state or local enforcement action, investigation, remedial action, litigation, claim or notice by any Person under any Environmental Laws.

     Section 3.17. No Material Adverse Changes. Except as set forth on Schedule 3.17, since the Balance Sheet Date, there has occurred no material adverse change in the business, assets, properties, prospects, operations, or condition (financial or otherwise) of the Company or any of its Subsidiaries, whether or not in the ordinary course of business, whether separately or in the aggregate with other occurrences or developments, and whether insured against or not.

     Section 3.18. No Brokers. Except as set forth on Schedule 3.18, the Company has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated hereby which would be entitled to a broker's, finder's or similar fee or commission in connection therewith or upon the consummation of the transactions contemplated by this Agreement or any Related Agreement.

     Section 3.19. Network.

     (a) Schedule 3.19 sets forth, as of February 28, 1999 (i) the location of each switch owned by the Company and the switch's make and model and (ii) the location of all of the Company's colocation sites.

     (b) The Company's switches are (i) fully installed, (ii) interconnected to the incumbent telephone company's local network and (iii) capable of carrying commercial traffic.

     (c) The Company's colocation sites possess all of the necessary equipment to carry commercial traffic and are linked via leased or owned transmission cable to a switch owned by the Company.

     Section 3.20. Customers and Suppliers.

     (a) Schedule 3.20(a) sets forth the ten largest telecommunications customers of the Company and its Subsidiaries for the Las Vegas, Atlanta and Southern California markets and the gross revenues and percentage of consolidated net sales for each such customer for 1998.

     (b) Schedule 3.20(b) sets forth as of February 28, 1999 (i) the total number of lines sold and (ii) the total number of lines in service.

     (c) Less than three percent (3%) of the Company's consolidated revenues is derived from local resale of telecommunications services.

     Section 3.21. Year 2000 Compliance. The Company has performed an audit to determine if the material hardware and software systems used by the Company and the Company's key vendors and suppliers are Year 2000 Compliant or will be Year 2000 Compliant by December 31, 1999, and, based on that, has formulated a plan to make such systems Year 2000 Compliant, as more particularly described on
Schedule 3.21 (the "Year 2000 Compliance Plan"). The term "Year 2000 Compliant" as used herein means that the computer systems at issue will accurately process, provide, and receive date data from, into, and between the twentieth and twenty-first centuries, including the years 1999 and 2000, and leap year calculations. The Company represents that it is using its best efforts to achieve the goals set forth in its Year 2000 Compliance Plan, and that if such goals are achieved, the material hardware and software systems used by the Company will be Year 2000 Compliant by December 31, 1999.

     Section 3.22. Financial Reports and SEC Documents. The Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1998 and December 31, 1997, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or to be filed with the SEC (collectively, "SEC Documents"), as of the date filed, (A) complied or will comply as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any of the Company's SEC Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of the Company and its Subsidiaries as of its date, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the Company's SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of the Company and its Subsidiaries for the period to which they relate, in each case, in compliance with applicable accounting requirements and with the published rules of the SEC with respect thereto and in accordance with GAAP consistently applied during the periods involved, except, in each case, as may be noted herein, subject to normal year-end audit adjustments in the case of unaudited statements.

     Section 3.23. Disclosure. No representation, warranty or statement made in this Agreement, any Purchased Security, any Related Agreement or any agreement, certificate, statement or document furnished by or on behalf of the Company in connection herewith or therewith when considered as a whole contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

                                   ARTICLE IV

                           PURCHASERS' REPRESENTATIONS

     Each of the Purchasers hereby, severally and not jointly, represents and warrants to the Company as follows:

     Section 4.1. Organization and Good Standing. Such Purchaser is validly existing and in good standing under the laws of the state of its formation.

     Section 4.2. Authorization. This Agreement and the Related Agreements to which such Purchaser is a party have been executed by a duly authorized Person on its behalf and the execution, delivery and performance hereof and thereof (a) have been duly authorized by all appropriate action, and (b) will not violate the provision of any material law or regulation of any Governmental Authority applicable to it or constitute a violation of any material agreement or instrument by which it is bound.

     Section 4.3. Enforceability. The execution and delivery of this Agreement and the Related Agreements and the transactions contemplated thereunder will result in legally binding obligations of such Purchaser enforceable against such Purchaser in accordance with the respective terms and provisions hereof and thereof, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings or to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

     Section 4.4. Investment Intent. Such Purchaser (i) is an "accredited investor" as defined in Regulation D of the Securities Act, (ii) is acquiring the Purchased Securities to be purchased by such Purchaser pursuant to Section
2.1 hereof for investment and not with a view to the distribution  thereof,  and
(iii) has not engaged any broker, agent or finder who may claim a fee in connection with the acquisition of the Purchased Securities.

                                    ARTICLE V

            CONDITIONS TO PURCHASERS' OBLIGATION TO PURCHASE AND THE
                          COMPANY'S OBLIGATION TO SELL

     Section 5.1. Purchasers' Closing Conditions. Each Purchaser's obligation to purchase the Purchased Securities pursuant to Section 2.1 is subject to compliance by the Company with its agreements herein contained, and to the satisfaction, on or prior to the Closing Date of the following conditions:

     (a) Related Agreements. Each of the Related Agreements shall have been executed and delivered in the form attached hereto or in such other form satisfactory to the Purchasers. All covenants, agreements and conditions contained in the Related Agreements which are to be performed or complied with on or prior to the Closing Date shall have been performed or complied with in all material respects.

     (b) Charter Documents. The Purchasers shall have received from the Company a copy, certified by the appropriate Governmental Authority to be true and complete as of a date no more than twenty (20) days prior to the Closing Date, of (a) the certificate of incorporation of the Company and each of its Subsidiaries and (b) a certificate, dated not more than twenty (20) days prior to the Closing Date, of the relevant Governmental Authority or other appropriate official of each State in which each of the Company and its Subsidiaries is incorporated or qualified to do business, as to such Person's good standing in such State or qualification to do business, as the case may be.

     (c) Proof of Action. The Purchasers shall have received from the Company copies, certified by a duly authorized officer thereof to be true and complete as of the Closing Date, of the records of all action taken to authorize the execution, delivery and performance of this Agreement and each of the Related Agreements to which the Company is a party.

     (d) Incumbency Certificate. The Purchasers shall have received from the Company an incumbency certificate, dated the Closing Date, signed by a duly authorized officer thereof and giving the name and bearing a specimen signature of each individual who shall be authorized to sign, in the name and on behalf of the Company, this Agreement and each of the Related Agreements to which the Company is or is to become a party, and to give notices and to take other action on behalf of the Company under each of such documents.

     (e) Legal  Opinion.  The Purchasers  shall have received from Ellis,  Funk,
Goldberg,   Labovitz  &  Dokson,  P.C.,  counsel  to  the  Company,  an  opinion substantially in the form of Exhibit D attached hereto.

     (f) Regulatory Opinion. The Purchasers shall have received from Kelley Drye & Warren LLP, regulatory counsel to the Company, an opinion reasonably satisfactory to the Purchasers, or otherwise substantially in the form of Exhibit E attached hereto.

     (g) Representations and Warranties; Covenants; Officers' Certificates. The representations and warranties contained or incorporated by reference herein shall be true and correct in all material respects (except those representations and warranties qualified by materiality, which shall be true and correct in all respects) on and as of the Closing Date. The Company shall have performed and complied with all conditions and agreements required to be performed or complied with by it prior to the Closing. The Purchasers shall have received on the Closing Date a certificate with respect to the foregoing executed by an authorized officer of the Company.

     (h) Legality; Governmental and Other Authorizations. The purchase of the Purchased Securities shall not be prohibited by any law or governmental order or regulation, and shall not subject any Purchaser to any penalty, special Tax, or other onerous condition. All necessary consents, approvals, Licenses, orders and authorizations of, and registrations, declarations and filings with, any Governmental Authority (including the FCC and any State Regulatory Agency) or any other Person, with respect to any of the transactions contemplated by this Agreement or any of the Related Agreements, shall have been duly obtained or made and shall be in full force and effect. The applicable waiting periods shall have expired or been terminated and no objection shall have been made by the Federal Trade Commission ("FTC"), the United States Department of Justice ("DOJ") or other applicable governmental agency with respect to the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "Hart-Scott Act"). The Nasdaq Stock Market ("Nasdaq") shall have issued written confirmation to the Company satisfactory to the Purchasers stating that stockholder approval of the transactions contemplated hereby is not required by Nasdaq's rules and regulations.

     (i) Filing of Certificate of Designation. The Purchasers shall have received satisfactory evidence of the filing of the Certificate of Designation with the Secretary of State of Nevada.

     (j) Payment of Certain Fees and Disbursements. The Purchasers shall have been paid their pro rata portion of the $500,000 investment fee and shall have been reimbursed for all reasonable costs and expenses (including, but not limited to, legal, consulting and accounting) incurred by them through the Closing Date in connection with the transactions contemplated by this Agreement.

     (k) Registration Rights Agreement. The Company and the Purchasers shall have executed the Registration Rights Agreement in the form of Exhibit B hereto.

     (l) General. All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement and the Related Agreements shall be satisfactory in form and substance to the Purchasers and their counsel, and the Purchasers shall have received copies of all documents, including, without limitation, records of corporate or other proceedings, opinions of counsel and consents which the Purchaser may have reasonably requested in connection therewith.

     The agreements, certificates, documents, other evidence of compliance and opinions described in this Section 5.1 shall be in form and substance reasonably acceptable to each Purchaser, and shall, except as otherwise provided, be delivered to the Purchasers at the Closing; provided, however, any one or more of the foregoing conditions may be waived with the prior written consent of each Purchaser.

     Section 5.2. Company's Closing Conditions. The Company's obligation to sell the Purchased Securities pursuant to Section 2.1 is subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

     a. Hart-Scott Act. The applicable waiting periods shall have expired or been terminated and no objection shall have been made by the FTC, DOJ or other applicable governmental agency with respect to the Hart-Scott Act.

     b. Representations and Warranties. The representations and warranties of the Purchasers contained herein shall be true and correct in all material respects (except those representations and warranties qualified by materiality, which shall be true and correct in all respects) on and as of the Closing Date.

     (c) Sufficient Investment. The Purchasers shall be prepared to purchase at least $40,000,000 of Purchased Securities pursuant to Section 2.1.

                                   ARTICLE VI

             COVENANTS APPLICABLE TO THE COMPANY WHILE ANY PURCHASED
                           SECURITIES ARE OUTSTANDING

     The Company covenants that while any of the Purchased Securities are held by any of the Purchasers or an assignee thereof, other than a transferee pursuant to a public sale, the Company will comply with the following provisions unless otherwise consented to in writing by the Purchasers:

     Section 6.1. Further Assurances. The Company will cooperate with the Purchasers and will execute, acknowledge and deliver, or cause to be executed, acknowledged or delivered, all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as the Purchasers shall reasonably request to carry out to the satisfaction of the Purchasers the transactions contemplated by this Agreement and the Related Agreements.

                                   ARTICLE VII

           DELIVERY OF FINANCIAL AND OTHER REPORTS WHILE ANY PURCHASED
                           SECURITIES ARE OUTSTANDING

     The Company hereby agrees that so long as 500,000 shares of Series B Preferred are outstanding (subject to adjustment for stock splits, stock dividends and similar events) it will provide to each Purchaser holding at least 500,000 shares of Series B Preferred and/or Common Stock (subject to adjustment for stock splits, stock dividends and similar events) (a "Qualified Purchaser") the information called for by the following provisions, so long as such Qualified Purchaser has acknowledged in writing that it will be precluded from trading in the Company's stock while in possession of material information concerning the Company that has not been disclosed to the public:

     Section 7.1. Monthly Statements. Within thirty (30) days after the end of each month, commencing with the month ending March 31, 1999, the Company will deliver to each Qualified Purchaser internal, unaudited consolidated balance sheet and statement of income and retained earnings and of cash flow of the Company and its Subsidiaries as of the end of each such month, together with comparative information to the results for the same month of the prior year, and to the budget for such month and year to date results with a comparison of such year-to-date information to budget and to the comparable period of the prior year.

     Section 7.2. Other Financial Information. The Company will deliver to each Qualified Purchaser prior to the commencement of each fiscal year, an annual budget and projected monthly balance sheets and statements of income and quarterly statements of cash flow for such fiscal year, prepared on a comparative basis to the Projections and as soon as practical after preparation thereof, complete copies of all quarterly (if any) or annual budgetary analyses or forecasts of the Company and its Subsidiaries in the form customarily prepared by management for its own internal use or the use of the Board of Directors of the Company.

     Section 7.3. Officers' Certificates. Together with delivery of the financial statements of the Company and its Subsidiaries pursuant to Sections
7.1 and 7.2, the Company shall deliver to each Qualified Purchaser a certificate of the President, chief financial officer or Treasurer of the Company to the effect that (a) such statements have been prepared in accordance with GAAP and present fairly the financial position of the Company and its Subsidiaries as of the dates specified and the results of its operations and cash flow with respect to the periods specified (subject in the case of interim financial statements and the year-end financials, when delivered prior to their having been audited, only to normal year-end audit adjustments), and (b) such officers have caused the provisions of this Agreement and the Purchased Securities to be reviewed and have no knowledge of any default, or if either such officer has such knowledge, specifying such default and the nature thereof, and what action the Company has taken, is taking or proposes to take with respect thereto.

     Section 7.4. Notice of Litigation, Defaults, Etc. The Company will promptly give notice to each Qualified Purchaser of any litigation or any administrative proceeding to which the Company or any of its Subsidiaries may hereafter become a party which may result in a Material Adverse Effect on the Company or any of its Subsidiaries. Forthwith upon any officer of the Company obtaining knowledge of any material default under a material agreement or any default or event of default under this Agreement or any Related Agreement, the Company will furnish a notice specifying the nature and period of existence thereof, what action the Company has taken, is taking or proposes to take with respect thereto. Promptly after the receipt thereof, the Company will provide copies of any reports as to adequacies in accounting controls submitted by independent accountants with respect to the Company and its Subsidiaries.

     Section 7.5. Other Information. The Company will deliver to each Qualified Purchaser copies of all papers distributed from time to time to the members or stockholders of the Company at such time as such papers are so distributed to them. In addition, from time to time upon the request of a Qualified Purchaser, the Company will furnish such information regarding the business, affairs, prospects and financial condition of the Company and its Subsidiaries as the representatives or officers of a Qualified Purchaser may reasonably request. Each such representative and officers shall have the right during normal business hours to examine the books and records of the Company or any of its Subsidiaries to make copies, notes and abstracts therefrom, and to make an independent examination, at such Qualified Purchaser's cost, of the books and records of the Company or any of its Subsidiaries, all at such reasonable times and intervals as the applicable Qualified Purchaser may reasonably request.

                                  ARTICLE VIII

                               EXPENSES; INDEMNITY

     Section 8.1. Expenses. The Company hereby agrees to pay at the Closing all reasonable fees, costs and expenses incurred by the Purchasers in connection with the transactions hereunder and in connection with any amendments or waivers (whether or not the same become effective) hereof and all reasonable expenses incurred by the Purchasers in connection with the enforcement of any rights hereunder or with respect to any Purchased Security, including without limitation (i) the cost and expenses of preparing and duplicating this Agreement, each Related Agreement and the Purchased Securities; (ii) the cost of delivering to each Purchaser's principal office, insured to such Purchaser's satisfaction, the Purchased Securities sold to such Purchaser hereunder and any securities delivered to such Purchaser in exchange therefor or upon any exercise, conversion or substitution thereof; (iii) the reasonable fees, expenses and disbursements of one corporate and one regulatory counsel for the Purchasers, in connection with the preparation, administration or interpretation of this Agreement and the Related Agreements and other agreements, documents and instruments mentioned herein or therein, the Closing, any amendments, modifications, approvals, consents or waivers hereto, thereto, hereunder or thereunder; (iv) the out-of-pocket fees, expenses and costs incurred by the Purchasers in connection with the Purchasers' due diligence investigation of the Company and its Subsidiaries; and (v) all Taxes (other than Taxes determined with respect to income and Taxes relating to any transfer of the Purchased Securities to any Person other than to the Company) including, without limitation, any recording fees, filing fees and documentary stamp and similar Taxes at any time payable in respect of this Agreement or any Related Agreement or the issuance of any of the Purchased Securities and any securities issued in exchange therefor or upon any exercise, conversion or substitution thereof. Further, the Company agrees to pay all reasonable legal, consulting, accounting, appraisal and investment banking fees and charges incurred by any holder of the Purchased Securities or their representatives in connection with the enforcement of or preservation of rights under this Agreement or any Related Agreement in the event of a breach or reasonably alleged breach by the Company of its obligations hereunder or thereunder.

     Section 8.2. Indemnification. The Company hereby further agrees to indemnify, exonerate and hold each Purchaser and its (if applicable) general and limited partners and their respective shareholders, officers, directors, employees and agents free and harmless from and against any and all actions, causes of action, suits, losses, liabilities, damages and expenses, including, without limitation, reasonable attorneys' fees and disbursements, incurred in any capacity by any of the indemnitees as a result of or relating to (i) any transaction financed or to be financed in whole or in part, directly or indirectly, with proceeds from the sale of any of the Purchased Securities, (ii) the execution, delivery, performance or enforcement of this Agreement, the Related Agreements or any agreement, document or instrument contemplated hereby or thereby (including, without limitation, any failure by the Company to comply with any of the covenants thereunder), or (iii) any breach of any representation or warranty of the Company in this Agreement or any Related Agreement.

     Section 8.3. Brokers' Fees. The Company hereby indemnifies each Purchaser against and agrees that it will hold it harmless from any claim, demand or liability for any broker's, finder's or similar fee or commission alleged to have been incurred by the Company (and not by a Purchaser) in connection with the transactions contemplated by this Agreement or any Related Agreement.

                                   ARTICLE IX

                                     NOTICES

     Any notices or other communications required to be given pursuant to this Agreement shall be in writing and shall be deemed given: (i) upon delivery, if by hand; (ii) three (3) Business Days after mailing, if sent by registered or certified mail, postage prepaid, return receipt requested; (iii) one (1) Business Day after mailing, if sent via overnight courier; or (iv) upon transmission, if sent by telex or facsimile except that if such notice or other communication is received by telex or facsimile after 5:00 p.m. on a Business Day at the place of receipt, it shall be effective as of the following Business Day. All notices and other communications hereunder shall be given as follows:

     (a) If to the Company, to it at:

         MGC Communications, Inc.
         3301 North Buffalo Drive
         Las Vegas, Nevada  89129
         Attention:  Maurice J. Gallagher, Jr.
         Facsimile:  (702) 310-5715
         Telephone:  (702) 310-1000

         with a copy to:

         Ellis, Funk, Goldberg, Labovitz & Dokson, P.C.
         Attention: Robert B. Goldberg, Esq.
         Facsimile:  404-233-2188
         Telephone:  404-233-2800 X222

     (b) If to Providence Equity Partners III L.P., to it at:

         c/o Providence Equity Partners L.L.C.
         901 Fleet Center
         50 Kennedy Plaza
         Providence, Rhode Island  02903
         Attention:  Mark Masiello
         Facsimile:  (401) 751-1790
         Telephone:  (401) 751-1700

         with a copy to:

         Edwards & Angell, LLP
         2800 BankBoston Plaza
         Providence, Rhode Island  02903
         Attention:  David K. Duffell, Esq.
         Facsimile:  401-276-6602
         Telephone:  401-274-9200

     (c) If to another  Purchaser,  to it at the  address  set forth on Schedule
2.1.

     Any party may change its address for receiving notice by written notice given to the other names above in the manner provided above.

                                    ARTICLE X

                       SURVIVAL OF COVENANTS, AGREEMENTS,
                    REPRESENTATIONS AND WARRANTIES, TRANSFER

     All covenants, agreements, representations and warranties made herein to the Purchasers or the Company or in any other document referred to herein or delivered to the Purchasers or the Company pursuant hereto shall be deemed to have been relied on by each of the Purchasers and the Company, notwithstanding any investigation made by any of the Purchasers or on their behalf, or by the Company, and shall survive the execution and delivery of this Agreement and other such documents and the delivery to the Purchasers of the Purchased Securities for a period of eighteen (18) months after the Closing Date, except for the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.9 and 3.16, which shall survive the Closing and continue in full force and effect forever thereafter (subject to any applicable statute of limitations). Whether or not any express assignment has been made in this Agreement, the provisions of this Agreement that are for the benefit of any Purchaser as the holder of any Purchased Securities are also for the benefit of, and enforceable by, all subsequent holders of the Purchased Securities, and the provisions of this Agreement that subject any Purchaser to obligations as the holder of any Purchased Securities also subject all subsequent holders of Purchased Securities thereto.

                                   ARTICLE XI

                             AMENDMENTS AND WAIVERS

     No modification to or amendment of any provision of this Agreement shall be effective against the Company or any Purchaser unless such modification or amendment is approved in writing by the Majority Purchasers and the Company. No waiver of the rights and obligations hereunder of any party hereto shall be effective unless such waiver is in writing and duly executed and delivered by
(a) the Majority Purchasers (in the event such waiver is sought by the Company), or (b) the Company (in the event such waiver is sought by any Purchaser). The failure of any party hereto to enforce any of provision of this Agreement shall in no way be construed as a waiver of such provision and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. Any amendment or waiver effected in accordance with this Article XI shall be binding upon the Company and each holder of any Purchased Security sold pursuant to this Agreement.

                                   ARTICLE XII

                              WAIVER OF JURY TRIAL

     EACH OF THE COMPANY AND THE PURCHASERS HEREBY EXPRESSLY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL IN ANY SUIT, ACTION OR PROCEEDING EXISTING UNDER OR RELATING TO THIS AGREEMENT, THE PURCHASED SECURITIES OR ANY OF THE RELATED AGREEMENTS.

                                  ARTICLE XIII

                                  GOVERNING LAW

     THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF RHODE ISLAND WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE THAT WOULD CAUSE THE APPLICATION OF THE SUBSTANTIVE LAWS OF ANY OTHER STATE, AND SHALL BIND AND INURE TO THE BENEFIT OF THE PARTIES HERETO AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS.

                                   ARTICLE XIV

                              PUBLIC ANNOUNCEMENTS

     The Company hereby acknowledges that each Purchaser will have the right to publicize its investment in the Company as contemplated hereby by means of a press release reasonably acceptable to the Company, a tombstone advertisement or other customary advertisement in newspapers and other periodicals. The Majority Purchasers shall have the right to reasonably approve in advance the content of any public announcement by the Company regarding the transactions contemplated hereby.

                                   ARTICLE XV

                               TIME OF THE ESSENCE

     Time shall be of the essence of this Agreement.

                                   ARTICLE XVI

                ENTIRE AGREEMENT; COUNTERPARTS; SECTION HEADINGS

     This Agreement, the Purchased Securities and the Related Agreements set forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby and supersede any prior written or oral understandings with respect thereto. This Agreement may be executed simultaneously in one or more counterparts thereof, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Signatures sent by telecopy shall be deemed to constitute original signatures. The headings in this Agreement are for convenience of reference only and shall not alter or otherwise affect the meaning hereof.

                  [Remainder of page intentionally left blank.]

     If the foregoing corresponds with your understanding of our agreement, kindly sign this letter and the accompanying copies thereof in the appropriate space below.

                                   Very truly yours,

                                   MGC COMMUNICATIONS, INC.


                                     By:
                                        ----------------------------------------
                                        Name:
                                        Title:


Accepted and agreed to:

PROVIDENCE EQUITY PARTNERS III L.P.
By: Providence Equity Partners III L.L.C., its general partner


By:
     ---------------------------
     Paul J. Salem
     Managing Director


J K & B CAPITAL III L.P.


By:
     Name:
     Title:


WIND POINT PARTNERS III, L.P.


By:
     Name:
     Title:





                [Signature page to Securities Purchase Agreement]


                                  SCHEDULE 2.1

                               List of Purchasers




                                                                       Aggregate Purchase
                                    Number of Purchased             Price of the Purchased
                                     Securities to be                     Securities
          Name and Address             Purchased

 1.   Providence Equity               4,166,667  shares  of Series         $37,500,003
          Partners III L.P.           B   Convertible    Preferred
      Suite 900, Fleet Center         Stock
      50 Kennedy Plaza
      Providence, RI  02903

 2.   JK&B Capital III L.P.           555,556  shares  of Series B          $5,000,004
      205 N. Michigan Avenue          Convertible Preferred Stock
      Suite 808
      Chicago, IL  60601

 3.   Wind Point Partners III, L.P.   555,556  shares  of Series B          $5,000,004
      One Towne Square                Convertible Preferred Stock
      Suite 780
      Southfield, MI  48076

                            Total:    5,277,779                             $47,500,011


                                    Exhibit A
                                       to
                          Securities Purchase Agreement

                            Dated as of April 5, 1999

                           Certificate of Designation

                                    Exhibit B
                                       to
                          Securities Purchase Agreement

                            Dated as of April 5, 1999

                      Form of Registration Rights Agreement

                                    Exhibit C
                                       to
                          Securities Purchase Agreement

                            Dated as of April 5, 1999

                       Form of Securityholders' Agreement

                                    Exhibit D
                                       to
                          Securities Purchase Agreement

                            Dated as of April 5, 1999

                        Form of Company Corporate Opinion

                                    Exhibit E
                                       to
                          Securities Purchase Agreement

                            Dated as of April 5, 1999

                       Form of Company Regulatory Opinion

                                                                   Exhibit 7(b)

                           SECURITYHOLDERS' AGREEMENT


     THIS SECURITYHOLDERS' AGREEMENT is made as of April 5, 1999, by and among MGC Communications, Inc., a Nevada corporation (the "Company"), the Institutional Investors (as defined herein), and each of the securityholders from time to time a party hereto (the "Securityholders") (as amended from time to time, this "Agreement"). Capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Purchase Agreement referred to below.

     The execution and delivery of this Agreement is a condition to the Institutional Investors' purchase of the Purchased Securities pursuant to that certain Securities Purchase Agreement dated the date hereof among the Company and the Institutional Investors (as amended from time to time, the "Purchase Agreement").

     NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

     Section 1. Certain Definitions.

     "Board" means the Company's Board of Directors.

     "Institutional Investors" means those persons holding Purchased Securities.

     "Investor Designees" means those member(s) of the Board or Sub Board that have been designated by the Required Investor Approval.

     "Purchase Agreement" has the meaning given such term in the recitals.

     "Required Board Approval" means the majority vote or written consent of a majority of the directors of the Board or the Sub Board, as applicable, including the approval of the Investor Designee, or, if there is more than one Investor Designee, that Investor Designee that has been designated in writing by the Required Investor Approval as the person whose approval is necessary for purposes of this definition.

     "Required Investor Approval" means, at any time, the affirmative vote of the holders of more than fifty percent (50%) of the outstanding Purchased Securities held by the Institutional Investors at such time.

     "Subject  Securities"  has the  meaning  given to such  term in  Section  2 hereof.

     Section 2. Board Composition.

     (a) From and  after the date  hereof,  and  until  the  provisions  of this
Section 2 cease to be effective, each Securityholder and Institutional Investor shall vote all of its Common Stock and other voting securities of the Company over which such holder has voting control ("Subject Securities") and shall take all other necessary or desirable actions within its control (in its capacity as a securityholder or stockholder and, subject to any fiduciary obligation owed by such Securityholder or Institutional Investor to the Company, in its capacity as a director, member of a board committee or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary or desirable actions within its control (including, without limitation, calling special Board and stockholder meetings), so that the following shall occur:

          (i) one representative designated by the Required Investor Approval (who shall initially be Paul Salem) shall be elected to the Board for a three-year term, and reelected for subsequent terms so long as this Agreement is in effect;

          (ii) subject to the limitation contained in Section 2(a)(viii), if the authorized number of directors on the Board has been increased to eight
     (8),  then  commencing  on the  date  which  is six (6)  months  after  the effective date of such expansion of the Board, one additional representative designated by the Required Investor Approval and reasonably acceptable to the Company shall be elected to the Board;

          (iii) subject to the limitations contained in Section 2(a)(viii), if the authorized number of directors on the Board has been increased (A) to nine (9) prior to the election of the additional Investor Designee pursuant to Section 2(a)(ii) above, or (B) to ten (10) or higher at any time after the election of the additional Investor Designee pursuant to Section
     2(a)(ii) above, there shall be elected to the Board such number of additional Investor Designees (who must be reasonably acceptable to the
     Company), if any, as are necessary to result in the percentage representation by Investor Designees on the Board equaling at least the Institutional Investors' percentage ownership of outstanding Common Stock of the Company arising out of their ownership of (x) shares of Series B Preferred (assuming the conversion of all outstanding shares of Series B Preferred) and (y) shares of Common Stock that have been issued on conversion of shares of Series B Preferred; provided, in no event shall the number of Investor Designees to the Board be less than one (1);

          (iv) the governing body of each of the Company's Subsidiaries (each a "Sub Board") shall have at least one Investor Designee;

          (v) any committees of the Board or a Sub Board (to the extent not yet created) shall be created only upon Required Board Approval and each committee shall have at least one Investor Designee;

          (vi) the removal from the Board or a Sub Board or any committee thereof without cause of any Investor Designee shall be conditional on the Required Investor Approval;

          (vii) in the event that any Investor Designee ceases to serve as a member of the Board or a Sub Board or any committee thereof during his term of office, the resulting vacancy on the Board or the Sub Board, and on each committee thereof, shall be filled by an Investor Designee;

          (viii) notwithstanding the provisions of Section 2(a)(ii) or (iii), an Investor Designee shall not be added to the Board if the number of Investor Designees on the Board resulting from such addition would exceed the whole number obtained by multiplying the Institutional Investors' percentage ownership of outstanding Common Stock of the Company arising out of their ownership of (x) shares of Series B Preferred (assuming the conversion of all outstanding Series B Preferred) and (y) shares of Common Stock that have been issued on conversion of shares of Series B Preferred by the total number of directors on the Board which would result from the addition of such Investor Designee (it being understood that for purposes of determining the whole number, any decimal beginning with 0-4 shall be rounded down to the nearest whole number and any decimal beginning with 5-9 shall be rounded up to the nearest whole number); and

          (ix) in no event shall the number of directors on the Board be less than five (5).

     (b) The Company shall pay the reasonable out-of-pocket expenses incurred by each director in connection with attending (i) the meetings of the Board, any Sub Board and any committee thereof and (ii) any other meetings at the request of any Company or any of its Subsidiaries. So long as any Investor Designee serves on the Board or a Sub Board and for six years thereafter, the Company shall maintain directors and officers indemnity insurance coverage as currently in place or as otherwise approved by the Required Investor Approval, and the constituent documents of the Company and each of its Subsidiaries, as appropriate, shall provide for indemnification and exculpation of directors to the fullest extent permitted under applicable law.

     (c) If any party or parties fail(s) (but is otherwise entitled) to designate a representative to fill a directorship pursuant to the terms of this
Section 2, the election of an individual to such directorship shall be accomplished in accordance with the Company's or the applicable Subsidiary's constituent documents and applicable law; provided that the parties shall take all necessary actions to remove such individual if the party or parties which failed (and are otherwise entitled) to designate such director so directs.

     Section 3. Approval of Transaction. In the event a meeting of the Company's stockholders is required under the General Corporation Law of the State of Nevada or otherwise, including under the regulations of the Nasdaq Stock Market (the "Nasdaq Rules"), for the approval of any aspect of the transactions contemplated by the Purchase Agreement, including the issuance of the Purchased Securities (the "Stockholder Approval"), (i) the Company shall promptly take all action necessary to convene a meeting of its stockholders in accordance with the Nevada General Corporation Law and the Company's Articles of Incorporation and By-laws, and shall provide to its stockholders all proxy materials required by the Nasdaq Rules and the regulations under the Securities Exchange Act of 1934, as amended, in order to obtain the Stockholder Approval and (ii) each Securityholder shall promptly take all necessary or desirable action within such Securityholder's control (including, without limitation, attendance at stockholders' meetings in person or by proxy for the purposes of obtaining a quorum and the execution of written consents in lieu of meetings) to ensure that all voting securities of the Company (including the Common Stock) over which such Securityholder has control shall be voted in favor of the Stockholder Approval.

     Section 4. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or any of the Institutional Investors unless such modification, amendment or waiver is approved in writing by the Company and the Required Investor Approval. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

     Section 5. Representations and Warranties of the Securityholders. Each Securityholder represents and warrants to each Institutional Investor (as to itself but not as to any other party) upon becoming a party hereto as follows:

     (a) Authorization; No Breach. The execution, delivery and performance by such Securityholder of this Agreement has been duly authorized by or on behalf of such Securityholder. This Agreement constitutes a valid and binding obligation of such Securityholder, enforceable in accordance with its terms. The execution and delivery by such Securityholder of this Agreement, and the fulfillment of and compliance with the terms hereof by such Securityholder, do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) result in a violation of, or (c) require any consent that has not been obtained or made of, from, with or to, any Person pursuant to, the constituent documents of such Securityholder, or any material agreement, instrument or other documents, or any applicable material requirement of law to which such Securityholder or any Affiliate is bound or to which any of such Persons or its assets is subject.

     (b) Record Owner; Proxy. Such Securityholder (i) is the record owner of the number of Subject Securities set forth opposite its name on Schedule A attached to this Agreement and (ii) is not a party to any proxy, voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement. No Securityholder shall grant any proxy or become party to any voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement.

     Section 6. Representations and Warranties of the Company. The Company represents and warrants to each Institutional Investor as follows:

     (a) Authorization; No Breach. The execution, delivery and performance of this Agreement has been duly authorized by or on behalf of the Company. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms. The execution and delivery by the Company of this Agreement, and the fulfillment of and compliance with the terms hereof by the Company, does not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) result in a violation of, or, (c) require any consent that has not been obtained or made of, from, with or to, any Person pursuant to, the constituent documents of the Company or any or its Subsidiaries, or any agreement, instrument or other document, or any applicable material requirement of law to which the Company or any of its Subsidiaries or any of its Affiliates is bound or to which any of such Persons or its assets is subject.

     Section 7. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had not been contained herein.

     Section 8. Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Company and the Institutional Investors and their respective successors and assigns; provided, that the Company may not assign any of its obligations under this Agreement without the Required Investor Approval. This Agreement shall be binding upon the Securityholders and Institutional Investors so long as they hold Subject Securities.

     Section 9. Counterparts; Fax Signatures. This Agreement may be executed in multiple counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement. Signatures sent by telecopy shall be deemed to constitute original signatures.

     Section 10. Remedies. Each party to this Agreement shall be entitled to enforce its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of the Agreement and that the Company or any Institutional Investor may in its sole discretion apply to any court of law or equity or competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement.

     Section 11. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) or sent by telecopy to the Company at the address set forth below and to any other recipient at the address indicated on the Schedule attached hereto or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder when delivered personally, when delivery is confirmed by telecopy, three days after deposit in the U.S. mail and one day after deposit with a reputable overnight courier service.

                           MGC Communications, Inc.
                           3301 North Buffalo Drive
                           Las Vegas, Nevada  89129
                           Attention:  Maurice J. Gallagher, Jr.
                           Facsimile:  (702) 310-5715
                           Telephone:  (702) 310-1000

     Section 12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Rhode Island, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Rhode Island or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Rhode Island; provided that the General Corporation Law of the State of Nevada shall govern all issues concerning the voting of the Subject Securities.

     Section 13. Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, if applicable, hereof. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified herein, the term "or" has the inclusive meaning represented by the term "and/or" and the term "including" is not limiting. All references as to "Sections", "Subsections", "Articles", "Schedules" and "Exhibits" shall be to Section, Subsections, Articles, Schedules and Exhibits, respectively, of this Agreement unless otherwise specifically provided.

     Section 14. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

     Section 15. No Third Party Beneficiaries. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties hereto and their successors and permitted assigns.

     Section 16. Complete Agreement. This Agreement embodies the complete agreement and understanding among the parties and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

     Section 17. Termination. This Agreement shall terminate upon the earlier to occur of (i) seven (7) years from the date hereof or (ii) the date upon which
(A) less than one-third (1/3) of the number of shares of Series B Preferred initially issued remains outstanding and (B) the number of shares of Series B Preferred outstanding represents less than five percent (5%) of the outstanding Common Stock, assuming conversion of all outstanding shares of Series B Preferred.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

                                     MGC COMMUNICATIONS, INC.


                                     By:
                                        ----------------------------------------
                                     Name:
                                          --------------------------------------
                                     Title:
                                           -------------------------------------


                                     PROVIDENCE EQUITY PARTNERS III L.P.
                                     By:  Providence Equity Partners III L.L.C.,
                                          its general partner


                                     By:
                                        ----------------------------------------
                                               Managing Director


                                     J K & B CAPITAL III L.P.


                                     By:
                                        ----------------------------------------
                                     Name:
                                          --------------------------------------
                                     Title:
                                           -------------------------------------


                                     WIND POINT PARTNERS III, L.P.


                                     By:
                                        ----------------------------------------
                                     Name:
                                          --------------------------------------
                                     Title:
                                           -------------------------------------


                 [Signature page to Securityholders' Agreement]

                                       By:
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                                       Name:
                                            ------------------------------------
                                       Title:
                                             -----------------------------------



                                       By:
                                          --------------------------------------
                                       Name:
                                            ------------------------------------
                                       Title:
                                             -----------------------------------



                                       By:
                                          --------------------------------------
                                       Name:
                                            ------------------------------------
                                       Title:
                                             -----------------------------------



                                       By:
                                          --------------------------------------
                                       Name:
                                            ------------------------------------
                                       Title:
                                             -----------------------------------



                                       By:
                                          --------------------------------------
                                       Name:
                                            ------------------------------------
                                       Title:
                                             -----------------------------------



                                       By:
                                          --------------------------------------
                                       Name:
                                            ------------------------------------
                                       Title:
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                                       By:
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                                       Name:
                                            ------------------------------------
                                       Title:
                                             -----------------------------------

                 [Signature page to Securityholders' Agreement]

                    Schedule A to Securityholders' Agreement

                                                               Total Number of
                                                               Shares of Common
   Stockholder                         Detail                    Stock Owned

Maurice Gallagher     Direct ownership - 22,500                      3,190,546
                      Various trusts (1) -
                      1,478,146
                      Gallagher Family
                      Investments, LP - 1,650,000
                      Gallagher Corp. - 39,900

Nield Montgomery                                                       736,500

Timothy Flynn         Direct ownership - 790,500                       892,500
                      Flynn Family Investments, LP
                      - 60,000
                      Flynn Corp. - 42,000

David Kronfeld        JK&B Capital (2) - 968,143                     1,145,371
                      Boston Capital Ventures III,
                      L.P. - 171,428
                      Direct ownership - 5,800

Thomas Neustaetter    Strategic Investment                             694,512
                      Partners Limited - 342,856
                      S-C Phoenix Holdings,  LLC - 214,285 Winston
                      Partners II LDC - 85,714 Winston Partners II
                      LLC - 42,857 Direct Ownership - 8,800

Wind Point Partners III                                                685,714
(Jim TenBroek)

Robert L./Carol A. Priddy                                              889,500

Hayden & Ladonna Fleming                                               140,369
Revocable Trust

Hayden Fleming IRA                                                       4,000

Ladonna Fleming IRA                                                      6,500

Circle F Ventures, LLC                                                 664,400

Mitch Allee                                                            470,500

John Boersma                                                            64,000

                                                           Total Number of
                                                          Shares of Common
 Stockholder                          Detail                Stock Owned


Dave Clark                                                     13,620

                                      Total:                9,598,032
                                      Total Outstanding:   17,205,614
                                      Percentage:              55.78%

(1)  Gallagher Stock Trust dated 4/2/94 Gallagher Trust dated 10/20/92

(2)  JK&B Capital, L.P. JK&B Capital II, L.P.

                                                                   Exhibit 7(c)

         The undersigned agree that the Schedule 13D to which this Exhibit 7(c) is attached is filed on behalf of each of the undersigned.

                            April 15, 1999


                            PROVIDENCE EQUITY PARTNERS III L.P.
                            By: Providence Equity Partners III L.L.C.,
                                   its general partner:



                            By: /s/Paul J. Salem
                                   ---------------------------------------------
                                     Name:  Paul J. Salem
                                     Title:  Managing Director

                            PROVIDENCE EQUITY PARTNERS III L.L.C.



                            By: /s/Paul J. Salem
                                   ------------------------------------------
                                     Name:  Paul J. Salem
                                     Title:  Managing Director



                            By: /s/Jonathan M. Nelson
                                   -------------------------------------------
                                   Jonathan M. Nelson



                            By: /s/Glenn M. Creamer
                                   -------------------------------------------
                                   Glenn M. Creamer



                            By:  /s/Paul J. Salem
                                   -------------------------------------------
                                    Paul J. Salem